EXHIBIT 12

                           CARNIVAL CORPORATION
                   RATIO OF EARNINGS TO FIXED CHARGES
                      (in thousands, except ratios)


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

                                               Three Months Ended
                                    February 28, 1997        February 29, 1996
Net income                               $ 85,360                 $ 77,065
Income tax benefit                         (4,025)                  (3,526)

Income before income tax benefit           81,335                   73,539

Adjustment to earnings:
   Equity in loss of affiliates
     and dividends received                15,857                        3

Earnings as adjusted                       97,192                   73,542

Fixed Charges:
  Interest expense, net                    17,090                   16,038
  Interest portion of rental expense (1)      376                      360
  Capitalized interest                      3,539                    5,936

Total fixed charges                        21,005                   22,334

Fixed charges not affecting earnings:
   Capitalized interest                    (3,539)                  (5,936)

Earnings before fixed charges            $114,658                 $ 89,940

Ratio of earnings to fixed charges            5.5 x                    4.0 x



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(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.